Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

November 24, 2008

Justin D. Hovey

tel 415.983.6117

justin.hovey@pillsburylaw.com

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Edwin Kim

Re:	Potlatch Forest Products Corporation

Form 10 Amendment No. 4

Filed November 19, 2008

(SEC File No. 001-34146)

Dear Mr. Kim:

On behalf of Potlatch Forest Products Corporation (to be renamed Clearwater Paper Corporation) (the “Company”), we are transmitting for filing a copy of Amendment No. 5 (the “Amendment”) to the Form 10 Registration Statement (SEC File No. 001-34146) (the “Registration Statement”), marked to show changes from the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on November 19, 2008.

The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated November 21, 2008. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Our Relationship with Potlatch Corporation After the Spin-off, page 30

Retained Obligation Agreement, page 31

1.	Please revise to disclose that, although the retained obligation agreement will be executed in connection with the spin-off, NewCo will remain as the primary obligor for amounts due under the $100 million credit sensitive debentures.

U.S. Securities and Exchange Commission

November 24, 2008

Response: As requested by the Staff, the Company has added disclosure that the Potlatch Corporation affiliate that originally issued the debentures will remain as the primary legal obligor to holders of the debentures. That company is Potlatch Forest Holdings, Inc., rather than Newco.

Management’s Discussion and Analysis, page 43

Credit Arrangements, page 58

2.	We note that the amount you will be able to draw on your revolving credit facility is based on set percentages of eligible accounts receivable and inventory balances. Please update your disclosure of the amount you would have been able to draw on your line of credit based on eligible accounts receivable and inventory balances at September 30, 2008. Considering your limitations on fundraising related to the retained obligation agreement, it would be important for a reader to understand the amount of funds available to you at the most recent balance sheet date.

Response: As requested by the Staff, the Company has updated the disclosure.

Please note that the only other changes in the information statement relate to a change in the distribution ratio caused by the current stock market conditions. The new distribution ratio is one share of the Company’s common stock for every 3.5 shares of Potlatch corporation common stock (as opposed to 1-for-2.5 as stated in earlier amendments). The Company has revised share numbers throughout the information statement in appropriate places to reflect the revised distribution ratio.

The Company respectfully advises the Staff that it still currently expects that Potlatch Corporation’s board of directors will declare the distribution of the Company’s shares in early December 2008, with an expected distribution date in the middle of December 2008. The Company currently expects to request that the Registration Statement be declared effective on December 2, 2008, and expects to send a written request to the Staff on November 28, 2008 requesting the same. As such, the Company respectfully requests that the Staff provide any remaining comments to the Registration Statement by November 25, 2008, so as to enable the Company sufficient time to respond to any further comments. Please let us know as soon as possible if you see any impediments to this schedule.

U.S. Securities and Exchange Commission

November 24, 2008

Should you have any questions regarding this filing, please do not hesitate to contact me at (415) 983-6117.

Sincerely yours,

/s/ Justin D. Hovey

Justin D. Hovey

cc:	Pamela Mull

Michael Gadd

Blair White

Heidi Mayon